Exhibit 99.(a)(24)

Not for release, publication or distribution in whole or in part, in, into or from Australia, Belgium, Canada or Japan

RECOMMENDED CASH OFFER (THE "OFFER") BY UCB S.A. ("UCB") FOR
CELLTECH GROUP PLC ("CELLTECH")

OFFER UPDATE

The Office of Fair Trading announced on 23 June 2004 that it had decided, on the information currently available to it, that a relevant merger situation, under the provisions of the Enterprise Act 2002, had not been created by the Offer.

Having also received clearances from the German Federal Cartel Office, the Austrian competition authorities and following expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, UCB announces that all conditions relating to merger clearances have now been satisfied.

PRESS ENQUIRIES:

Lazard (Financial adviser to UCB) William Rucker David Gluckman Samuel Bertrand	Tel: +44 (0)20 7187 2000
Morgan Stanley (Joint financial adviser to Celltech) Simon Robey Mark Warham	Tel: +44 (0)20 7425 5000
JPMorgan (Joint financial adviser to Celltech) Bernard Taylor Julian Oakley	Tel: +44 (0)20 7742 4000

Unless the context otherwise requires, terms used in this announcement have the same meanings as in the Offer Document. The full terms and conditions of the Offer (including details of how the Offer may be accepted) are set out in the Offer Document, and the accompanying Acceptance Forms. In deciding whether or not to accept the Offer, Celltech Shareholders must rely solely on the terms and conditions of the Offer and the information, and the procedures described, in the Offer Document and related Acceptance Forms.

Lazard & Co., Limited ("Lazard") is acting for UCB and no one else in connection with the Offer and will not be responsible to anyone other than UCB for providing the protections afforded to clients of Lazard or for providing advice in connection to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Celltech and no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to clients of Morgan Stanley or for providing advice in connection to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

J.P. Morgan plc ("JPMorgan") is acting for Celltech and no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protection afforded to clients of JPMorgan or for providing advice in connection to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to purchase or subscribe for any securities.

In the United States, UCB filed a Tender Offer Statement on Schedule TO containing the Offer Document and other related documentation and Celltech filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on 19 May 2004. Free copies of these documents are available on the SEC's web site at http://www.sec.gov. Celltech Shareholders in the United States are urged to read the Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation as they contain important information.

Subject to compliance with all applicable regulations (including the City Code) and in accordance with normal UK market practice and exemptive relief granted by the SEC from Rule 14e-5 under the Exchange Act ("Rule 14e-5"), UCB or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Celltech Securities outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing market prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as is required in the United Kingdom and communicated in the United States by way of an announcement by or on behalf of UCB.

In accordance with the City Code, normal UK practice and Rule 14e-5, Lazard, Morgan Stanley and JPMorgan and/or their respective affiliates will continue to act as connected exempt market makers or connected exempt principal traders in Celltech Shares on the London Stock Exchange. Information regarding such activities which is required to be made public in the United Kingdom pursuant to the City Code is reported to a Regulatory Information Service of the UK Listing Authority. This information will also be made available to US holders of Celltech Shares and Celltech ADSs, if such holders contact the UK or US Information Agent on the Helpline.

The availability of the Offer to holders of Celltech Shares or Celltech ADSs who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Holders of Celltech Shares or Celltech ADSs who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

Unless otherwise determined by UCB and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor is it being made in or into Australia, Belgium or Japan and the Offer is not capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Belgium, Canada or Japan. Accordingly, unless otherwise determined by UCB and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Belgium, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Belgium, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Belgium, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Australia, Belgium, Canada or Japan or any other such jurisdiction.